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Exhibit (a)(12)

[TEXT OF EMAIL SENT BY CORPORATE VP OF HUMAN RESOURCES, ON NOVEMBER 1, 2001, TO ALL ELIGIBLE OPTION HOLDERS]

Earlier this week you received an email from Mr. Honeycutt and we mailed a package to your home announcing CSC's Stock Option Exchange Offer. As you probably know by now, this offering allows you to cancel any options you hold that were issued at an exercise price at or above $70.00 per share in exchange for a new grant with the same number of options issued on or after May 30, 2002 at an exercise price equal to the fair market value of CSC stock on the date of issue.

The materials included in the package mailed to your home describe, in detail, the various terms and conditions which govern this offer as well as a summary of the tax related consequences in your country. I highly recommend that you take time to read these materials carefully and review them with your tax and financial advisors before making a decision on the offering.

Regardless of whether you decide to accept or reject the exchange offer we ask that you return the election form. This will keep you from receiving reminder communications from us.

  We strongly recommend that you FAX the election form to 310.414.5858 to insure timely receipt here in the Corporate Office. By doing so you avoid the risk of mail going astray or not reaching us by the deadline. And during this troubled time we greatly appreciate anything you can do to minimize postal or expedited mail.

  The deadline for receipt of the election form in the Corporate Office is 5:00 PM Pacific Standard Time, Wednesday, November 28, 2001. No election forms can or will be accepted after the deadline.

If for some reason you have not received the Stock Option Exchange Offer package at your home (the home mailing address we used is indicated below) by Wednesday, November 7, 2001, please press the "Reply with History" button above. Indicate that you have not received the package in the mail and, as necessary, provide your correct home mailing address. A new package will be sent out within 24 hours and confirmed in an email to you.

Home Mailing Address

If you have questions after reading through the materials in the Stock Option Exchange Offer package, contact us by email at options@csc.com or by phone at 310.414.4600. Please note that the "Offer to Exchange" document you received at your home incorrectly lists our phone number as 310.414.2600

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  Exhibit (a)(12)